UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):       ☐  Form 10-K    ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form N-SAR
For Period Ended:  June 30, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Ventura Assets Limited
Full Name of Registrant

Former Name if Applicable
5190 North Central Expressway, Suite 900
Address of Principal Executive Office (Street and Number)
Dallas, Texas 75206-5141
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Ventura Assets Limited (the “Company”) requires additional time to complete the preparation of the XBRL exhibits accompanying the subject report and expects to file the report within the extension period allowed by this form.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Nathan Halsey	(214)	855-0808
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒  No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s operating expenses increased $5,263 and $78,142 during the three and six months ended June 30, 2011 as compared to the same periods ended June 30, 2010.  The increases in operating expenses were a result of increases in the Company’s general and administrative expenses during both periods as compared to the prior year. The Company’s general and administrative costs increased from $3,500 to $8,763 during the three month periods due to an increase in costs associated with the Company’s efforts to comply with its reporting obligations under the Exchange Act.  The Company’s general and administrative costs increased from $4,050 during the six months ended June 30, 2010 to $82,192 for the six month period ended June 30, 2011 primarily as a result of the Company’s plans to conduct operations marketing and selling the Company’s products in Asia, as well as increases in costs associated with its compliance with the Company’s reporting obligations under the Exchange Act.

Ventura Assets Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2011	By /s/ Nathan Halsey, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).